SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                                FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES AND EXCHANGE ACT OF 1934

               For the Fiscal Year ended December 31, 1994

                   OWENS-CORNING FIBERGLAS CORPORATION
                  SAVINGS AND DEFERRAL INVESTMENT PLAN

                   OWENS-CORNING FIBERGLAS CORPORATION
                             Fiberglas Tower
                           Toledo, Ohio  43659

                       Commission File No. 1-3660

- --------------------------------------------------------------------------

                          REQUIRED INFORMATION

(a)   Financial Statements.

      1.    Report of Independent Public Accountants

      2. Statements of Net Assets Available for Benefits - as of December 31, 1994 and 1993

      3. Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1994, 1993 and 1992

      4.    Notes to Financial Statements

(b)   Exhibit.

      Consent of Arthur Andersen LLP

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               OWENS-CORNING FIBERGLAS CORPORATION
                               SAVINGS AND DEFERRAL INVESTMENT PLAN


                               By   /s/ Michael I. Miller
                                  Michael I. Miller
                                  Chairman, Investment Review Committee



Dated:  June 29, 1995

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator,
Owens-Corning Fiberglas Corporation
Savings and Deferral Investment Plan:


We have audited the accompanying statements of net assets available for benefits of the OWENS-CORNING FIBERGLAS CORPORATION SAVINGS AND DEFERRAL INVESTMENT PLAN as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens-Corning Fiberglas Corporation Savings and Deferral Investment Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Toledo, Ohio,
  June 26, 1995.

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                        AS OF DECEMBER 31, 1994 AND 1993

                                                                                1 9 9 4
                                                         ----------------------------------------------------
                                                         Company        Managed        Indexed          Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
ASSETS:
  Investments (Notes 1, 2, 4 and 5):
    Short-term investments                          $  1,698,262   $          -   $          -   $          -
    Owens-Corning Fiberglas Corporation
      common stock, 5,382,034 shares at
      $31.875 per share (cost $32,117,610)           171,552,334              -              -              -
    Investment in master trust collective
      funds                                                    -     42,333,889      8,512,989     32,161,424
  Loans to participants (Note 3)                               -              -              -              -
  Accrued interest on loans to
    participants (Note 3)                                      -              -              -              -
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                                 576,583          1,119            157          2,338
  Accrued interest income                                  2,545              -              -              -
                                                    ------------   ------------   ------------   ------------
      Total assets                                  $173,829,724   $ 42,335,008   $  8,513,146   $ 32,163,762
                                                    ============   ============   ============   ============
LIABILITIES (Notes 1 and 6):
  Accounts payable to brokers and others            $  1,615,229   $      3,023   $      2,206   $      3,937
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 6)                                    172,214,495     42,331,985      8,510,940     32,159,825
                                                    ------------   ------------   ------------   ------------
      Total liabilities and net assets
        available for benefits                      $173,829,724   $ 42,335,008   $  8,513,146   $ 32,163,762
                                                    ============   ============   ============   ============

                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                        AS OF DECEMBER 31, 1994 AND 1993
                                                   (Continued)
                                                                                1 9 9 4
                                                         ----------------------------------------------------
                                                                                      Loans to
                                                                        Inter-        Partici-
                                                        Balanced       national        pants
                                                          Fund           Fund          (Note 3)       Total
                                                       ---------      ---------      ---------      ---------
ASSETS:
  Investments (Notes 1, 2, 4 and 5):
    Short-term investments                          $          -   $          -   $          -   $  1,698,262
    Owens-Corning Fiberglas Corporation
      common stock, 5,382,034 shares at
      $31.875 per share (cost $32,117,610)                     -              -              -    171,552,334
    Investment in master trust collective
      funds                                            1,409,052      1,972,356              -     86,389,710
  Loans to participants (Note 3)                               -              -      7,343,828      7,343,828
  Accrued interest on loans to
    participants (Note 3)                                      -              -         40,708         40,708
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                                      38            676              -        580,911
  Accrued interest income                                      -              -              -          2,545
                                                    ------------   ------------   ------------   ------------
      Total assets                                  $  1,409,090   $  1,973,032   $  7,384,536   $267,608,298
                                                    ============   ============   ============   ============
LIABILITIES (Notes 1 and 6):
  Accounts payable to brokers and others            $        344   $        355   $          -   $  1,625,094
                                                    ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 6)                                      1,408,746      1,972,677      7,384,536    265,983,204
                                                    ------------   ------------   ------------   ------------
      Total liabilities and net assets
        available for benefits                      $  1,409,090   $  1,973,032   $  7,384,536   $267,608,298
                                                    ============   ============   ============   ============

                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                        AS OF DECEMBER 31, 1994 AND 1993
                                                   (Continued)
                                                                                1 9 9 3
                                                         ----------------------------------------------------

                                                         Company        Managed        Indexed          Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
ASSETS:
  Investments (Notes 1, 2, 4 and 5):
    Short-term investments                          $    847,100   $          -   $          -   $          -
    Owens-Corning Fiberglas Corporation
      common stock, 5,079,001 shares at
      $44.375 per share (cost $21,068,063)           225,380,669              -              -              -
    Investment in master trust collective
      funds                                                    -     51,493,798      9,290,932     42,028,759
  Loans to participants (Note 3)                               -              -              -              -
  Accrued interest on loans to
    participants (Note 3)                                      -              -              -              -
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                                 435,956          5,307            900         (5,021)
  Accrued interest income                                    450              -              -              -
                                                    ------------   ------------   ------------   ------------
      Total assets                                  $226,664,175   $ 51,499,105   $  9,291,832   $ 42,023,738
                                                    ============   ============   ============   ============
LIABILITIES (Notes 1 and 6):
  Accounts payable to brokers and others            $    799,390   $      2,287   $      2,075   $      4,641
                                                    ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 6)                                    225,864,785     51,496,818      9,289,757     42,019,097
                                                    ------------   ------------   ------------   ------------
      Total liabilities and net assets
        available for benefits                      $226,664,175   $ 51,499,105   $  9,291,832   $ 42,023,738
                                                    ============   ============   ============   ============

                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                        AS OF DECEMBER 31, 1994 AND 1993
                                                   (Continued)

                                                                1 9 9 3
                                                 ------------------------------------
                                                        Loans to
                                                        Partici-
                                                          pants
                                                         (Note 3)       Total
                                                       ---------      ---------
ASSETS:
  Investments (Notes 1, 2, 4 and 5):
    Short-term investments                          $          -   $    847,100
    Owens-Corning Fiberglas Corporation
      common stock, 5,382,034 shares at
      $31.875 per share (cost $32,117,610)                     -    225,380,669
    Investment in master trust collective
      funds                                                    -    102,813,489
  Loans to participants (Note 3)                       8,205,726      8,205,726
  Accrued interest on loans to
    participants (Note 3)                                 44,743         44,743
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                                       -        437,142
  Accrued interest income                                      -            450
                                                    ------------   ------------
      Total assets                                  $  8,250,469   $337,729,319
                                                    ============   ============
LIABILITIES (Notes 1 and 6):
  Accrued expense                                   $          -   $    808,393
                                                    ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 6)                                      8,250,469    336,920,926
                                                    ------------   ------------
      Total liabilities and net assets
        available for benefits                      $  8,250,469   $337,729,319
                                                    ============   ============
                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                                1 9 9 4
                                                         ----------------------------------------------------

                                                         Company        Managed        Indexed          Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                          $     27,954   $          -   $          -   $          -
  Net interest in master trust
    investment income                                          -     (3,692,796)       118,601      1,076,970
  Interest on loans to participants                            -              -              -              -
  Realized gain on disposition of
    investments                                          573,694              -              -              -
  Unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation
    common stock                                     (64,877,882)             -              -              -
                                                    ------------   ------------   ------------   ------------
                                                     (64,276,234)    (3,692,796)       118,601      1,076,970
                                                    ------------   ------------   ------------   ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                         7,151,607      4,594,277      1,068,789      2,768,488
  Owens-Corning Fiberglas Corporation                  7,581,076              -              -              -
                                                    ------------   ------------   ------------   ------------
                                                      14,732,683      4,594,277      1,068,789      2,768,488
                                                    ------------   ------------   ------------   ------------






                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                                1 9 9 4
                                                         ----------------------------------------------------
                                                                                      Loans to
                                                                        Inter-        Partici-
                                                        Balanced       national         pants
                                                          Fund           Fund          (Note 3)       Total
                                                       ---------      ---------      ---------      ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                          $          -   $          -   $          -   $     27,954
  Net interest in master trust
    investment income                                     17,996        (45,716)             -     (2,524,945)
  Interest on loans to participants                            -              -        574,977        574,977
  Realized gain on disposition of
    investments                                                -              -              -        573,694
  Unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation
    common stock                                               -              -              -    (64,877,882)
                                                    ------------   ------------   ------------   ------------
                                                          17,996        (45,716)       574,977    (66,226,202)
                                                    ------------   ------------   ------------   ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                           176,551        314,719              -     16,074,431
  Owens-Corning Fiberglas Corporation                          -              -              -      7,581,076
                                                    ------------   ------------   ------------   ------------
                                                         176,551        314,719              -     23,655,507
                                                    ------------   ------------   ------------   ------------






                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                                1 9 9 4
                                                         ----------------------------------------------------

                                                         Company        Managed        Indexed          Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
OTHER:
  Distributions to participants (Note 6)             (16,876,670)    (5,773,478)      (887,705)    (4,181,640)
  Administrative expense (Note 1)                       (188,089)       (37,013)       (26,603)       (46,543)
  Election of redistribution among funds (Note 1)     12,217,557     (4,474,808)    (1,073,655)    (9,668,800)
  Participants loan activity (Note 3)                    623,632        214,007         10,990        (98,546)
  Rollovers and other                                    116,831          4,978         10,766        290,799
                                                    ------------   ------------   ------------   ------------
                                                      (4,106,739)   (10,066,314)    (1,966,207)   (13,704,730)
                                                    ------------   ------------   ------------   ------------
      Net increase (decrease)                        (53,650,290)    (9,164,833)      (778,817)    (9,859,272)
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                  225,864,785     51,496,818      9,289,757     42,019,097
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                       $172,214,495   $ 42,331,985   $  8,510,940   $ 32,159,825
                                                    ============   ============   ============   ============







                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                                1 9 9 4
                                                         ----------------------------------------------------
                                                                                      Loans to
                                                                        Inter-        Partici-
                                                        Balanced       national         pants
                                                          Fund           Fund          (Note 3)        Total
                                                       ---------      ---------      ---------      ---------
OTHER:
  Distributions to participants (Note 6)                 (46,157)        (6,370)      (713,182)   (28,485,202)
  Administrative expense (Note 1)                         (3,441)        (3,554)             -       (305,243)
  Election of redistribution among funds (Note 1)      1,226,196      1,663,360        110,150              -
  Participants loan activity (Note 3)                     37,601         50,194       (837,878)             -
  Rollovers and other                                          -             44              -        423,418
                                                    ------------   ------------   ------------   ------------
                                                       1,214,199      1,703,674     (1,440,910)   (28,367,027)
                                                    ------------   ------------   ------------   ------------
      Net increase (decrease)                          1,408,746      1,972,677       (865,933)   (70,937,722)
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                            -              -      8,250,469    336,920,926
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                       $  1,408,746   $  1,972,677   $  7,384,536   $265,983,204
                                                    ============   ============   ============   ============







                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                                1 9 9 3
                                                         ----------------------------------------------------

                                                         Company        Managed        Indexed          Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                          $     90,544   $          -   $          -   $          -
  Net interest in master trust
    investment income                                          -     11,337,955        824,124      2,185,004
  Interest on loans to participants                            -              -              -              -
  Realized gain on disposition of investments         11,825,721              -              -              -
  Unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation
    common stock                                      33,204,266              -              -              -
                                                    ------------   ------------   ------------   ------------
                                                      45,120,531     11,337,955        824,124      2,185,004
                                                    ------------   ------------   ------------   ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                         6,515,186      4,018,581      1,150,426      3,279,363
  Owens-Corning Fiberglas Corporation                  6,645,630              -              -              -
                                                    ------------   ------------   ------------   ------------
                                                      13,160,816      4,018,581      1,150,426      3,279,363
                                                    ------------   ------------   ------------   ------------







                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                1 9 9 3
                                                 ------------------------------------
                                                        Loans to
                                                        Partici-
                                                          pants
                                                         (Note 3)       Total
                                                       ---------      ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                          $          -   $     90,544
  Net interest in master trust
    investment income                                          -     14,347,083
  Interest on loans to participants                      530,802        530,802
  Realized gain on disposition of investments                  -     11,825,721
  Unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation
    common stock                                               -     33,204,266
                                                    ------------   ------------
                                                         530,802     59,998,416
                                                    ------------   ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                                 -     14,963,556
  Owens-Corning Fiberglas Corporation                          -      6,645,630
                                                    ------------   ------------
                                                               -     21,609,186
                                                    ------------   ------------







                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                                1 9 9 3
                                                         ----------------------------------------------------
                                                         Company        Managed        Indexed         Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
OTHER:
  Distributions to participants (Note 6)             (21,810,682)    (2,687,453)      (545,593)    (4,617,086)
  Administrative expense (Note 1)                       (187,578)       (28,077)       (25,086)       (57,472)
  Election of redistribution among funds (Note 1)     (9,353,902)     5,924,033       (124,837)     3,592,050
  Participants loan activity (Note 3)                   (322,460)       132,133        (16,073)      (248,855)
  Rollovers and other                                          -         90,035           (323)         6,624
                                                    ------------   ------------   ------------   ------------
                                                     (31,674,622)     3,430,671       (711,912)    (1,324,739)
                                                    ------------   ------------   ------------   ------------
      Net increase (decrease)                         26,606,725     18,787,207      1,262,638      4,139,628
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                  199,258,060     32,709,611      8,027,119     37,879,469
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                       $225,864,785   $ 51,496,818   $  9,289,757   $ 42,019,097
                                                    ============   ============   ============   ============








                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                             STATEMENTS OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                1 9 9 3
                                                 ------------------------------------
                                                        Loans to
                                                        Partici-
                                                          pants
                                                         (Note 3)       Total
                                                       ---------      ---------
OTHER:
  Distributions to participants (Note 6)                       -    (29,660,814)
  Administrative expense (Note 1)                              -       (298,213)
  Election of redistribution among funds (Note 1)        (37,344)             -
  Participants loan activity (Note 3)                    455,255              -
  Rollovers and other                                          -         96,336
                                                    ------------   ------------
                                                         417,911    (29,862,691)
                                                    ------------   ------------
      Net increase (decrease)                            948,713     51,744,911
                                                    ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                    7,301,756    285,176,015
                                                    ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                       $  8,250,469   $336,920,926
                                                    ============   ============







                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                                1 9 9 2
                                                         ----------------------------------------------------
                                                         Company        Managed        Indexed          Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                          $     21,827   $          -   $          -   $          -
  Net interest in master trust
    investment income                                        158      6,160,456        560,698      2,368,043
  Interest on loans to participants                            -              -              -              -
  Realized gain on disposition of investments          5,362,724              -              -              -
  Unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation
    common stock                                      71,221,910              -              -              -
                                                    ------------   ------------   ------------   ------------
                                                      76,606,619      6,160,456        560,698      2,368,043
                                                    ------------   ------------   ------------   ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                         6,441,474      3,459,832      1,093,402      3,432,796
  Owens-Corning Fiberglas Corporation                  6,484,729              -              -              -
                                                    ------------   ------------   ------------   ------------
                                                      12,926,203      3,459,832      1,093,402      3,432,796
                                                    ------------   ------------   ------------   ------------








                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                1 9 9 2
                                                 ------------------------------------
                                                        Loans to
                                                        Partici-
                                                          pants
                                                         (Note 3)       Total
                                                       ---------      ---------
INVESTMENT INCOME (Notes 2, 3, 4, and 5):
  Interest                                          $          -   $     21,827
  Net interest in master trust
    investment income                                          -      9,089,355
  Interest on loans to participants                      526,355        526,355
  Realized gain on disposition of investments                  -      5,362,724
  Unrealized appreciation of investment in
    Owens-Corning Fiberglas Corporation
    common stock                                               -     71,221,910
                                                    ------------   ------------
                                                         526,355     86,222,171
                                                    ------------   ------------

CONTRIBUTIONS (Notes 1 and 6):
  Participants                                                 -     14,427,504
  Owens-Corning Fiberglas Corporation                          -      6,484,729
                                                    ------------   ------------
                                                               -     20,912,233
                                                    ------------   ------------







                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                                1 9 9 2
                                                         ----------------------------------------------------
                                                        Company        Managed         Indexed        Fixed
                                                         Stock          Equity          Equity        Income
                                                          Fund           Fund           Fund           Fund
                                                       ---------      ---------      ---------      ---------
OTHER:
  Distributions to participants (Note 6)             (12,036,710)    (1,580,163)      (601,685)    (4,207,951)
  Administrative expense (Note 1)                       (155,514)       (20,084)       (23,795)       (41,694)
  Election of redistribution among funds (Note 1)     (6,103,022)     1,544,236        691,667      4,392,201
  Participants loan activity (Note 3)                   (934,468)      (126,614)       (62,957)      (601,219)
  Rollovers and other                                     44,162              -              -              -
                                                    ------------   ------------   ------------   ------------
                                                     (19,185,552)      (182,625)         3,230       (458,663)
                                                    ------------   ------------   ------------   ------------
      Net increase (decrease)                         70,347,270      9,437,663      1,657,330      5,342,176
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                  128,910,790     23,271,948      6,369,789     32,537,293
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                       $199,258,060   $ 32,709,611   $  8,027,119   $ 37,879,469
                                                    ============   ============   ============   ============








                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                      SAVINGS AND DEFERRAL INVESTMENT PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)

                                                                1 9 9 2
                                                 ------------------------------------
                                                        Loans to
                                                        Partici-
                                                          pants
                                                         (Note 3)       Total
                                                       ---------      ---------
OTHER:
  Distributions to participants (Note 6)                       -    (18,426,509)
  Administrative expense (Note 1)                              -       (241,087)
  Election of redistribution among funds (Note 1)       (525,082)             -
  Participants loan activity (Note 3)                  1,725,258              -
  Rollovers and other                                          -         44,162
                                                    ------------   ------------
                                                       1,200,176    (18,623,434)
                                                    ------------   ------------
      Net increase (decrease)                          1,726,531     88,510,970
                                                    ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                    5,575,225    196,665,045
                                                    ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                       $  7,301,756   $285,176,015
                                                    ============   ============







                        The accompanying notes are an integral part of these statements.
/TABLE

                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES

Operations of the Plan
- ----------------------
The Owens-Corning Fiberglas Corporation Savings and Deferral Investment Plan (the Plan) principally benefits salaried employees of Owens-Corning Fiberglas Corporation (the Company) and certain designated subsidiaries. An eligible employee may elect to enroll in the Plan as of the beginning of any calendar month after date of hire.

Administrative expenses of the Plan are charged to the Plan and include professional fees, accounting and other administrative expenses.

The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Plan Contributions
- ------------------
Participants may contribute up to 15% of their base pay to the Plan. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to Federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the plan's trustee, Citibank N.A., New York, (the Trustee) on a monthly basis.

The Company contributes a 50% matching contribution for participant contributions up to 10% of base salary.

Effective January 1, 1994, the Plan was amended to provide a retirement contribution of up to 4% of eligible pay for participants who work at a plant or business unit where a defined benefit pension plan is not available.

The Company may, at its option, make Company contributions in the form of cash or shares of common stock of the Company which are valued at the market value of the shares on the date of contribution. Contributions are remitted to the Trustee on or before the last day of the month following employee contributions. The Company satisfied a portion of its plan liability through contributions of common stock of the Company. These contributions totaled 16,439 shares valued at $570,000 in 1994, 14,218 shares valued at $560,000 in 1993, and 45,628 shares valued at $1,526,000 in 1992.

Plan Investment Options
- -----------------------
Each participant elects to have his contribution invested in 10% increments among the investment funds made available under the Plan. Currently, the following six investment funds are available to participants:


                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

Company Stock Fund
- ------------------
Consists primarily of investments in Owens-Corning Fiberglas Corporation common stock.

Managed Equity Fund
- -------------------
Presently invested primarily in shares of the Acorn Fund, Inc., which invests principally in domestic and foreign common stocks, but may also include securities convertible into common stocks and equity securities of a class different than common stock.

Indexed Equity Fund
- -------------------
Presently invested primarily in a group trust maintained by Wells Fargo Bank, N.A. which consists of a portfolio of equity securities maintained to approximate the total rate of return of the securities of the companies whose stocks make up the Standard & Poors' Composite Index.

Fixed Income Fund
- -----------------
Presently invested primarily in the Pacific Investment Management Company (PIMCO) Low Duration Fund, which invests in a variety of short-term securities such as bonds, notes and debentures, having a maturity of no longer than three years.

Balanced Fund
- -------------
Presently invested primarily in the Dodge & Cox Balanced Fund, which invests in both debt and equity securities.

International Fund
- ------------------
Presently invested primarily in the Templeton Group Foreign Fund, which invests in stocks and debt securities of companies and governments outside the United States.

The Company matching contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions under the retirement contribution, for participants who work at a plant or business unit where a defined benefit pension plan is not available, are invested as participants direct among the plan's investment funds.

                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

Participants may change their investment options and contribution rate on a monthly basis and redistribute their account balances monthly. Participants may discontinue their contributions to the Plan at any time.

The number of employees with a portion of their account invested in each fund at December 31, 1994, was as follows:

Company     Managed      Indexed       Fixed                  Inter-
 Stock       Equity       Equity      Income    Balanced    national
 Fund         Fund         Fund        Fund       Fund         Fund
- --------   --------     --------    --------    --------    --------
3,257         1,702          767       1,489         230         348

Basis of Accounting
- -------------------

The accompanying financial statements have been prepared on the accrual basis. Investments in the common stock of the Company are reported at quoted market value. Participants' withdrawal requests received by the plan administrator before yearend but not yet distributed to the participants are included as a component of net assets available for benefits.

Income Taxes
- ------------

The Internal Revenue Service (IRS) has issued a determination letter dated March 31, 1989, stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. The Plan administrator has requested a determination letter from the IRS stating that the Plan continues to meet the applicable requirements of the Code. In the opinion of the plan administrator, subsequent amendments have not affected the tax status of the Plan. Participants generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.

                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)


(2)  INVESTMENTS

Proceedings in the Event of Plan Termination
- --------------------------------------------
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the equity of each participant not previously vested would fully vest. Participants would receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.

Investments of the Plan are held in the Owens-Corning Fiberglas Corporation Savings Plans Master Trust (Master Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund are separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund are commingled for investment purposes.

The plan has a proportionate claim on the net assets of the commingled funds and receives a proportionate share of the investment income of said funds. Following is a summary of the Master Trust financial statement for the commingled funds and the Plan's interest in net assets by fund as of and for the year ended December 31, 1994:

                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)


                            Shares/                 Current or
                           Contract                  Contract       Plan
                             Value       Cost          Value      Interest
                           --------    --------       --------    --------
ASSETS:

Investments-

Managed Equity Fund:
- --------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust         $   219,612 $   219,612    $   219,612       .8976

Acorn Fund, Inc.          3,835,218  35,767,442     46,943,071       .8976

Accrued interest and
  dividends                     N/A         N/A            702       .8974
                                                   -----------
                                                   $47,163,385
                                                   -----------
Indexed Equity Fund:
- --------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust         $    46,231 $    46,231    $    46,211       .8751

Wells Fargo Bank, N.A.
  Index Equity Fund         737,585   9,776,204      9,682,012       .8751

Accrued interest and
  dividends                     N/A         N/A             92       .8696
                                                   -----------
                                                   $ 9,728,335
                                                   -----------
Fixed Income Fund:
- ------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust         $   259,633 $   259,633    $   259,633       .8809

Pacific Investment
  Management Company
  Low Duration Fund       3,275,384  32,600,972     31,672,968       .8809

Principal Mutual Life
  Insurance Company       4,575,078   4,575,078      4,575,078       .8809

Accrued interest and
  dividends                     N/A         N/A            270       .8815
                                                   -----------
                                                   $36,507,949
                                                   -----------
                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



                            Shares/                 Current or
                           Contract                  Contract       Plan
                             Value       Cost          Value      Interest
                           --------    --------       --------    --------
Balanced Fund
- -------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust         $    18,841 $    18,841    $    18,841       .9458

Dodge & Cox Balanced
  Fund                       32,533   1,494,506      1,470,811       .9458

Accrued interest and
  dividends                     N/A         N/A             87       .9425
                                                   -----------
                                                   $ 1,489,739
                                                   -----------
International Fund
- ------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust         $    35,617 $    35,617    $    35,617       .9139


Templeton Foreign Fund      240,632   2,295,429      2,122,377       .9139

Accrued interest and
  dividends                     N/A         N/A            143       .9161
                                                   -----------
                                                   $ 2,158,137
                                                   -----------

Net assets in Master
  Trust                                            $97,047,545
                                                   ===========

                                  OWENS-CORNING FIBERGLAS CORPORATION

                                 SAVINGS AND DEFERRAL INVESTMENT PLAN


                                     NOTES TO FINANCIAL STATEMENTS
                                              (Continued)



(2)  INVESTMENTS (Continued)


                            Managed      Indexed       Fixed                  Inter-
                             Equity       Equity      Income    Balanced     national
                              Fund         Fund        Fund       Fund         Fund        Total
                           --------     --------    --------    --------     --------    --------
INVESTMENT INCOME:

Interest                $     9,459  $     3,122 $   699,169 $       542  $       986 $   713,278
Dividends                 2,483,356      201,648   1,668,162      39,283      123,017   4,515,466

Realized gain (loss)
  on disposition of
  investments             1,697,490    2,958,570    (363,796)      2,558            -   4,294,822

Change in unrealized
  appreciation
  (depreciation)
  of investments         (8,214,698)  (3,027,224)   (808,234)    (23,694)    (173,051)(12,246,901)
                        -----------  ----------- ----------- -----------  ----------- -----------
                        $(4,024,393) $   136,116 $ 1,195,301 $    18,689  $   (49,048)$(2,723,335)
                        ===========  =========== =========== ===========  =========== ===========
/TABLE

                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(2)  INVESTMENTS (Continued)

Investments are reported at quoted market value in all funds except guaranteed investment contracts in the Fixed Income Fund which are valued at the contract value (Contract Value). Changes in unrealized appreciation and depreciation are reflected as changes in net assets available for benefits. Purchase and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.


(3)  LOANS

Loans may be made from the Plan to active participants. The total amount a participant may borrow is 50% of the participant's total vested account limited to the total of the participant's contributions designated as deferrals and related earnings. The minimum amount available for a loan is $1,000 and the maximum is $50,000, reduced for the highest loan balance outstanding in the prior 12 months.

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect at the time of the advance. Loans advanced between November 1, 1989 and December 31, 1990, are repaid with interest equal to the 5-year U.S. Treasury note rate in effect at the time of the advance plus 2%. The monthly loan payment cannot exceed 30% of the borrower's base pay.

A loan can be requested for any reason. A borrower has from one to five years to repay the loan. Repayments of principal and interest are invested in one of the six investment funds in accordance with the borrower's election.


(4)  REALIZED GAINS/LOSSES

Gains or losses are realized when investments are sold. Cost of investments sold is determined on an average cost basis.

Gains realized in the Company Stock Fund on the Company's common stock are summarized below:

                             1 9 9 4         1 9 9 3       1 9 9 2
                            ---------       ---------     ---------

           Proceeds        $22,676,443    $13,193,290    $6,153,187
           Cost             22,102,749      1,367,569       790,462
                           -----------    -----------    ----------
                           $   573,694    $11,825,721    $5,362,725
                           ===========    ===========    ==========

                                  OWENS-CORNING FIBERGLAS CORPORATION

                                 SAVINGS AND DEFERRAL INVESTMENT PLAN


                                     NOTES TO FINANCIAL STATEMENTS
                                              (Continued)

(5)  UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

Unrealized appreciation/depreciation, equal to the difference between cost and quoted market value of investments, is recognized in determining the value of each fund except guaranteed investment contracts in the Fixed Income Fund which are carried at Contract Value.  The change in unrealized appreciation/depreciation during each of the three years ended December 31, 1994, is set forth below.  The balances for the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and
International Fund are the commingled amounts in the Master Trust, while the Company Stock Fund amounts are specific to the Plan.  See Note 2 for the Plan's ownership in the commingled funds.

                                     Company     Managed     Indexed       Fixed                   Inter-
                                      Stock      Equity       Equity      Income      Balanced    national
                                       Fund        Fund        Fund        Fund         Fund        Fund
                                    --------    --------    --------    --------      --------   ---------
Unrealized appreciation
  at December 31, 1991            99,886,430   5,108,418   1,979,028           -             -           -
Change in unrealized
  appreciation (depreciation)
  during 1992                     71,221,910   4,924,431     305,631     (32,107)            -           -
                                  ----------  ----------  ----------  ----------    ----------  ----------
Unrealized appreciation
  (depreciation) at
  December 31, 1992              171,108,340  10,032,849   2,284,659     (32,107)            -           -
Change in unrealized
  appreciation (depreciation)
  during 1993                     33,204,266   9,357,478     648,373     (87,664)            -           -
                                  ----------  ----------  ----------  ----------    ----------    --------
Unrealized appreci-
  ation (depreciation)
  at December 31, 1993           204,312,606  19,390,327   2,933,032    (119,771)            -           -
Change in unrealized
  appreciation (depreciation)
  during 1994                    (64,877,882) (8,214,698) (3,027,224)   (808,234)      (23,694)   (173,051)
                                  ----------  ----------  ----------  ----------    ----------    --------
Unrealized appreciation
  (depreciation) at
  December 31, 1994              139,434,724  11,175,629     (94,192)   (928,005)      (23,694)   (173,051)
                                  ==========  ==========  ==========  ==========    ==========    ========
/TABLE

                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(6)  VESTING, FORFEITURES AND DISTRIBUTIONS

Company contributions and dividends thereon vest at the rate of 20% for each year of service by the participant with the Company. Employees with at least 5 years of service are fully vested in all Company contributions.
Such amounts also become fully vested and immediately distributable upon the participant attaining 65 years of age, termination of the participant's employment due to retirement, disability or death, or involuntary termination of the participant's employment (other than for cause), termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan.

Participants may at any time withdraw all or any part of the value of their contributions excluding contributions designated as deferrals; however, participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the withdrawal. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees withdrawing from the Plan was $26,000 in 1994, $40,000 in 1993, and $27,000 in 1992. Prior to January 1, 1989,
participants were not permitted to withdraw any part of the value of their contributions designated as deferrals or earnings thereon except in the event of termination of employment with the Company or upon proof of financial hardship deemed adequate by the plan administrator. Beginning January 1, 1989, earnings on deferred contributions made subsequent to December 31, 1988, may no longer be withdrawn due to hardship and participants may withdraw deferred contributions and earnings thereon upon attainment of age 59-1/2 years. Beginning January 1, 1990, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired or deceased.

Participants may elect to receive their distribution from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 303,575 shares of stock valued at $10,780,000 in 1994, 224,734 shares of stock valued at $9,610,000 in 1993, and 248,682 shares of stock valued at $6,855,000 in 1992.

Participants' requests for cash withdrawals made prior to December 31, 1994, and subsequently paid were as follows:

         Company Stock Fund                      857,782
         Managed Equity Fund                   1,015,988
         Indexed Equity Fund                     268,374
         Fixed Income Fund                     1,857,712
         Balanced Fund                            64,365
         International Fund                        1,767
                                              ----------
                                              $4,065,988
                                              ==========

                   OWENS-CORNING FIBERGLAS CORPORATION

                  SAVINGS AND DEFERRAL INVESTMENT PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(6)  VESTING, FORFEITURES AND DISTRIBUTIONS (Continued)

Participants' requests for distributions in the form of Company stock made prior to December 31, 1994, and subsequently distributed were 163,676 shares of stock valued at $5,217,000.


(7)  UNIT VALUES

As of January 1, 1993, the interest of each participant in the Company Stock Fund is represented by shares of Company stock and is represented by dollars for each of the other investment funds.

Prior to January 1, 1993, the interest of each participant in the Company Stock Fund was represented by Company stock units and the interest of each participant in each of the other investment funds was represented by investment fund units. On each valuation date (month-end), the fund units were revalued by dividing the total market value of each fund as of the valuation date by the number of outstanding units for each fund as of the end of the prior month. Contributions and dividends received on Company stock were allocated to participants in units, the number of which was calculated by dividing the amount allocated to each participant by the investment fund's most recent unit valuation.

Unit values used in the allocation of contributions, forfeitures, transfers and withdrawals to participants during 1992 follow:

                 Company       Managed       Indexed       Fixed
                 Stock         Equity        Equity        Income
                 Fund          Fund          Fund          Fund
                ---------      --------      -------       --------

January          $ 8.8701      $3.8427       $3.6020       $2.5885
February          12.5860       3.9832        3.6462        2.6037
March             11.4144       3.9549        3.5761        2.6191
April             11.7930       3.8351        3.6789        2.6353
May               11.2078       3.8493        3.6953        2.6511
June              10.1203       3.7555        3.6397        2.6671
July              11.9134       3.8964        3.7884        2.6842
August            10.9934       3.8350        3.7106        2.6996
September         10.9534       3.9017        3.7538        2.7148
October           10.2443       4.1083        3.7670        2.7257
November          11.2055       4.3511        3.8952        2.7374
December          12.0423       4.5282        3.9409        2.7529

                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                                FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d)
               OF THE SECURITIES AND EXCHANGE ACT OF 1934

               For the Fiscal Year ended December 31, 1994

                   OWENS-CORNING FIBERGLAS CORPORATION
                        SAVINGS AND SECURITY PLAN

                   OWENS-CORNING FIBERGLAS CORPORATION
                             Fiberglas Tower
                           Toledo, Ohio  43659

                       Commission File No. 1-3660

- --------------------------------------------------------------------------

                          REQUIRED INFORMATION

(a)   Financial Statements.

      1.    Report of Independent Public Accountants

      2. Statements of Net Assets Available for Benefits - as of December 31, 1994 and 1993

      3. Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1994, 1993 and 1992

      4.    Notes to Financial Statements

(b)   Exhibit.

      Consent of Arthur Andersen LLP

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               OWENS-CORNING FIBERGLAS CORPORATION
                               SAVINGS AND SECURITY PLAN


                               By   /s/ Michael I. Miller
                                  Michael I. Miller
                                  Chairman, Investment Review Committee



Dated:  June 29, 1995

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator,
Owens-Corning Fiberglas Corporation
Savings and Security Plan:


We have audited the accompanying statements of net assets available for benefits of the OWENS-CORNING FIBERGLAS CORPORATION SAVINGS AND SECURITY PLAN as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Owens-Corning Fiberglas Corporation Savings and Security Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Toledo, Ohio,
  June 26, 1995.

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                            SAVINGS AND SECURITY PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                        AS OF DECEMBER 31, 1994 AND 1993

                                                                                1 9 9 4
                                                       --------------------------------------------------------
                                                         Company        Managed        Indexed          Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
ASSETS:
  Investments (Notes 1, 2, 3 and 4):
    Short-term investments                          $    697,356   $          -   $          -   $          -
    Owens-Corning Fiberglas Corporation
      common stock, 580,259 shares at
      $31.875 per share (cost $17,486,064)            18,495,756              -              -              -
    Investment in master trust collective
      funds                                                    -      4,829,496      1,215,346      4,346,525
    Accrued interest income                                1,250              -              -              -
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                                 485,402         80,027         18,493         76,724
                                                    ------------   ------------   ------------   ------------
      Total assets                                  $ 19,679,764   $  4,909,523   $  1,233,839   $  4,423,249
                                                    ============   ============   ============   ============
LIABILITIES (Notes 1 and 5):
  Accounts payable to brokers and others            $    692,696   $          -   $          -   $          -
                                                    ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 5)                                     18,987,068      4,909,523      1,233,839      4,423,249
                                                    ------------   ------------   ------------   ------------
      Total liabilities and net assets
        available for benefits                      $ 19,679,764   $  4,909,523   $  1,233,839   $  4,423,249
                                                    ============   ============   ============   ============




                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                            SAVINGS AND SECURITY PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                        AS OF DECEMBER 31, 1994 AND 1993
                                                   (Continued)
                                                                       1 9 9 4
                                                     ------------------------------------------
                                                                        Inter-
                                                        Balanced       national
                                                          Fund           Fund          Total
                                                       ---------      ---------      ---------
ASSETS:
  Investments (Notes 1, 2, 3 and 4):
    Short-term investments                          $          -   $          -   $    697,356
    Owens-Corning Fiberglas Corporation
      common stock, 580,259 shares at
      $31.875 per share (cost $17,486,064)                     -              -     18,495,756
    Investment in master trust collective
      funds                                               80,687        185,781     10,657,835
    Accrued interest income                                    -              -          1,250
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                                   4,275         11,209        676,130
                                                    ------------   ------------   ------------
      Total assets                                  $     84,962   $    196,990   $ 30,528,327
                                                    ============   ============   ============
LIABILITIES (Notes 1 and 5):
  Accounts payable to brokers and others            $          -   $          -   $    692,696
                                                    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 5)                                   $     84,962   $    196,990  $  29,835,631
                                                    ------------   ------------   ------------
      Total liabilities and net assets
        available for benefits                      $     84,962   $    196,990   $ 30,528,327
                                                    ============   ============   ============





                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                            SAVINGS AND SECURITY PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                        AS OF DECEMBER 31, 1994 AND 1993
                                                   (Continued)
                                                                                1 9 9 3
                                                         ----------------------------------------------------

                                                   Company     Managed      Indexed        Fixed
                                                    Stock      Equity       Equity        Income
                                                    Fund        Fund         Fund          Fund       Total
                                                 ---------   ---------    ---------    ---------    ---------
ASSETS:
  Investments (Notes 1, 2, 3 and 4):
    Short-term investments                     $   138,062  $        -  $         -  $         -  $   138,062
    Owens-Corning Fiberglas Corporation
      common stock, 402,693 shares at
      $44.375 per share (cost $11,531,843)      17,869,502           -            -            -   17,869,502
    Investment in master trust collective
      funds                                              -   3,644,995    1,126,239    4,061,874    8,833,108
    Accrued interest income                            206           -            -            -          206
  Due from Owens-Corning Fiberglas
    Corporation (Note 1)                           351,071      39,315       11,094       41,162      442,642
                                               -----------  ----------  -----------  -----------  -----------
         Total assets                          $18,358,841  $3,684,310  $ 1,137,333  $ 4,103,036  $27,283,520
                                               ===========  ==========  ===========  ===========  ===========
LIABILITIES (Notes 1 and 5):
  Accounts payable to brokers and others       $   129,957 $         -  $         -  $         -  $   129,957
                                               -----------  ----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS
  (Notes 1 and 5)                               18,228,884   3,684,310    1,137,333    4,103,036   27,153,563
                                               -----------  ----------  -----------  -----------  -----------
      Total liabilities and net assets
        available for benefits                 $18,358,841  $3,684,310  $ 1,137,333  $ 4,103,036  $27,283,520
                                               ===========  ==========  ===========  ===========  ===========




                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                            SAVINGS AND SECURITY PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)
                                                                                1 9 9 4
                                                         ----------------------------------------------------
                                                         Company        Managed        Indexed          Fixed
                                                          Stock         Equity         Equity          Income
                                                          Fund           Fund           Fund            Fund
                                                       ---------      ---------      ---------      ---------
INVESTMENT INCOME (Notes 1, 2, 3, and 4):
  Interest                                          $      8,607   $          -   $          -   $          -
  Net interest in master trust
    investment income (loss)                                   -       (331,597)        17,515        118,331
  Realized gain on disposition of
    investments                                           53,763              -              -              -
  Unrealized appreciation (depreciation) of
    investment in Owens-Corning Fiberglas
    Corporation common stock                          (5,327,966)             -              -              -
                                                    ------------   ------------   ------------   ------------
                                                      (5,265,596)      (331,597)        17,515        118,331
                                                    ------------   ------------   ------------   ------------
CONTRIBUTIONS (Notes 1 and 5):
  Participants                                         4,362,861      2,110,553        429,578      1,512,410
  Owens-Corning Fiberglas Corporation                  3,072,697              -              -              -
                                                    ------------   ------------   ------------   ------------
                                                       7,435,558      2,110,553        429,578      1,512,410
                                                    ------------   ------------   ------------   ------------
OTHER:
  Distributions to participants (Note 5)              (1,927,757)      (630,131)      (197,954)      (682,076)
  Election of redistribution among funds (Note 1)        578,610         85,655       (148,570)      (610,582)
  Administrative expenses (Note 1)                       (83,295)       (19,410)        (7,330)       (19,286)
  Rollovers and other                                     20,664         10,143          3,267          1,416
                                                    ------------   ------------   ------------   ------------
                                                      (1,411,778)      (553,743)      (350,587)    (1,310,528)
                                                    ------------   ------------   ------------   ------------
      Net increase                                       758,184      1,225,213         96,506        320,213
                                                    ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                   18,228,884      3,684,310      1,137,333      4,103,036
                                                    ------------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                       $ 18,987,068   $  4,909,523   $  1,233,839   $  4,423,249
                                                    ============   ============   ============   ============

                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                            SAVINGS AND SECURITY PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)
                                                                       1 9 9 4
                                                     ------------------------------------------
                                                                         Inter-
                                                        Balanced       national
                                                          Fund           Fund          Total
                                                       ---------      ---------      ---------
INVESTMENT INCOME (Notes 1, 2, 3, and 4):
  Interest                                          $          -   $          -   $      8,607
  Net interest in master trust
    investment income (loss)                                 693         (3,332)      (198,390)
  Realized gain on disposition of
    investments                                                -              -         53,763
  Unrealized appreciation (depreciation) of
    investment in Owens-Corning Fiberglas
    Corporation common stock                                   -              -     (5,327,966)
                                                    ------------   ------------   ------------
                                                             693         (3,332)    (5,463,986)
                                                    ------------   ------------   ------------
CONTRIBUTIONS (Notes 1 and 5):
  Participants                                            58,031        136,176      8,609,609
  Owens-Corning Fiberglas Corporation                          -              -      3,072,697
                                                    ------------   ------------   ------------
                                                          58,031        136,176     11,682,306
                                                    ------------   ------------   ------------
OTHER:
  Distributions to participants (Note 5)                  (2,904)          (882)    (3,441,704)
  Election of redistribution among funds (Note 1)         29,390         65,497              -
  Administrative expenses (Note 1)                          (248)          (469)      (130,038)
  Rollovers and other                                          -              -         35,490
                                                    ------------   ------------   ------------
                                                          26,238         64,146     (3,536,252)
                                                    ------------   ------------   ------------
      Net increase                                        84,962        196,990      2,682,068
                                                    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                                            -              -     27,153,563
                                                    ------------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                       $     84,962   $    196,990   $ 29,835,631
                                                    ============   ============   ============


                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                            SAVINGS AND SECURITY PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)
                                                                                1 9 9 3
                                                         ----------------------------------------------------

                                                   Company     Managed      Indexed        Fixed
                                                    Stock      Equity       Equity        Income
                                                    Fund        Fund         Fund          Fund       Total
                                                 ---------   ---------    ---------    ---------    ---------
INVESTMENT INCOME (Notes 1, 2, 3, and 4):
  Interest                                      $    4,014  $        -   $        -   $        -  $     4,014
  Net interest in master trust
    investment income                                    -     741,576       91,369      180,056    1,013,001
  Unrealized appreciation of investment
    in Owens-Corning Fiberglas Corporation
    common stock                                 2,766,520           -            -            -    2,766,520
                                               -----------  ----------   ----------   ----------  -----------
                                                 2,770,534     741,576       91,369      180,056    3,783,535
                                               -----------  ----------   ----------   ----------  -----------
CONTRIBUTIONS (Notes 1 and 5):
  Participants                                   3,369,881   1,144,432      414,042    1,557,351    6,485,706
  Owens-Corning Fiberglas Corporation            2,194,422           -            -            -    2,194,422
                                               -----------  ----------   ----------   ----------  -----------
                                                 5,564,303   1,144,432      414,042    1,557,351    8,680,128
                                               -----------  ----------   ----------   ----------  -----------
OTHER:
  Distributions to participants (Note 5)        (1,366,525)   (250,355)    (107,059)    (470,393)  (2,194,332)
  Election of redistribution among funds
    (Note 1)                                      (171,299)     69,855      (59,598)     161,042            -
  Administrative expenses (Note 1)                 (87,246)    (12,336)      (6,462)     (18,067)    (124,111)
  Rollovers and other                                    -      10,339            -            -       10,339
                                               -----------  ----------   ----------   ----------  -----------
                                                (1,625,070)   (182,497)    (173,119)    (327,418)  (2,308,104)
                                               -----------  ----------   ----------   ----------  -----------
      Net increase                               6,709,767   1,703,511      332,292    1,409,989   10,155,559
                                               -----------  ----------   ----------   ----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                             11,519,117   1,980,799      805,041    2,693,047   16,998,004
                                               -----------  ----------   ----------   ----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                  $18,228,884  $3,684,310   $1,137,333   $4,103,036  $27,153,563
                                               ===========  ==========   ==========   ==========  ===========


                        The accompanying notes are an integral part of these statements.
/TABLE

                                       OWENS-CORNING FIBERGLAS CORPORATION
                                            SAVINGS AND SECURITY PLAN

                           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                              FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
                                                   (Continued)
                                                                                1 9 9 2
                                                         ----------------------------------------------------

                                                   Company     Managed      Indexed        Fixed
                                                    Stock      Equity       Equity        Income
                                                    Fund        Fund         Fund          Fund       Total
                                                 ---------   ---------    ---------    ---------    ---------
INVESTMENT INCOME (Notes 1, 2, 3, and 4):
  Interest                                      $    5,676  $        -   $        -   $        -  $     5,676
  Net interest in master trust
    investment income                                    -     325,944       51,336      134,525      511,805
  Unrealized appreciation of investment
    in Owens-Corning Fiberglas Corporation
    common stock                                 3,325,111           -            -            -    3,325,111
                                               -----------  ----------   ----------   ----------  -----------
                                                 3,330,787     325,944       51,336      134,525    3,842,592
                                               -----------  ----------   ----------   ----------  -----------
CONTRIBUTIONS (Notes 1 and 5):
  Participants                                   2,285,322     806,023      364,749    1,231,778    4,687,872
  Owens-Corning Fiberglas Corporation            1,625,860           -            -            -    1,625,860
                                               -----------  ----------   ----------   ----------  -----------
                                                 3,911,182     806,023      364,749    1,231,778    6,313,732
                                               -----------  ----------   ----------   ----------  -----------
OTHER:
  Distributions to participants (Note 5)          (706,191)   (134,470)    (100,065)    (269,573)  (1,210,299)
  Election of redistribution among funds
    (Note 1)                                       (63,329)     10,326      (33,033)      86,036            -
  Administrative expenses (Note 1)                 (54,317)     (6,863)      (4,689)     (11,981)     (77,850)
                                               -----------  ----------   ----------   ----------  -----------
                                                  (823,837)   (131,007)    (137,787)    (195,518)  (1,288,149)
                                               -----------  ----------   ----------   ----------  -----------
      Net increase                               6,418,132   1,000,960      278,298    1,170,785    8,868,175
                                               -----------  ----------   ----------   ----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  beginning of year                              5,100,985     979,839      526,743    1,522,262    8,129,829
                                               -----------  ----------   ----------   ----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS -
  end of year                                  $11,519,117  $1,980,799   $  805,041   $2,693,047  $16,998,004
                                               ===========  ==========   ==========   ==========  ===========


                        The accompanying notes are an integral part of these statements.
/TABLE

                   OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS



(1)  SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES

    Operations of the Plan
    ----------------------
    The Owens-Corning Fiberglas Corporation Savings and Security Plan (the
    Plan) which was adopted effective January 1, 1990, benefits designated groups of employees of Owens-Corning Fiberglas Corporation (the Company) and certain subsidiaries. An eligible employee may elect to participate in the Plan on the first day of any month after employment commences by filing an election to participate by the 25th day of the preceding month.

    Administrative expenses of the Plan including professional fees, accounting fees and other administrative expenses are paid by the Plan or the Company at the discretion of the Company. The Company paid approximately 0% of administrative expenses in 1994, 0% in 1993 and 50% in 1992.

    The following descriptions of the Plan provide only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

    Plan Contributions
    ------------------
    Participants may contribute up to 15% of their base pay. All or a portion of the participants' contributions may be designated at the participants' option as deferred income which, pursuant to Section 401(k) of the Internal Revenue Code, is not subject to federal income tax until such amounts are distributed to the participants. The Plan requires participant contributions to be remitted to the Plan's trustee, Citibank N.A., New York, (the Trustee) on a monthly basis.

    The Company makes up to a 50% matching contribution for participant contributions up to 7% of the participant's base pay at certain plant locations.

    Effective January 1, 1992, the Plan was amended to provide a retirement contribution of up to 3% of eligible pay for participants who work at a plant or business unit where a defined benefit pension plan is not available.

    The Company may, at its option, make Company contributions in the form of cash or shares of common stock of the Company which are valued at the market value of the shares on the fifteenth trading day of the month in which the contribution is to be made. Contributions are remitted to the Trustee on or before the last day of the month following employee contributions. The Company satisfied a portion of its plan liability in 1994 through contribution of 29,559 shares of common stock of the Company valued at $987,011. No Company contributions in the form of
    shares of common stock were made in 1993 or 1992.


                  OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

    Plan Investment Options
    -----------------------
    Each participant elects to have his contribution invested in 10% increments among the investment funds made available under the Plan. Currently, the following six investment funds are available to participants:

    Company Stock Fund
    ------------------
    Consists primarily of investments in Owens-Corning Fiberglas Corporation common stock.

    Managed Equity Fund
    -------------------
    Presently invested primarily in shares of the Acorn Fund, Inc., which invests principally in domestic and foreign common stocks, but may also include securities convertible into common stocks and equity securities of a class different than common stock.

    Indexed Equity Fund
    -------------------
    Presently invested primarily in a group trust maintained by Wells Fargo Bank, N.A. which consists of a portfolio of equity securities maintained to approximate the total rate of return of the securities of the companies whose stocks make up the Standard & Poors' Composite Index.

    Fixed Income Fund
    -----------------
    Presently invested primarily in the Pacific Investment Management Company (PIMCO) Low Duration Fund, which invests in a variety of short-term securities such as bonds, notes and debentures, having a maturity of no longer than three years.

    Balanced Fund
    -------------
    Presently invested primarily in the Dodge & Cox Balanced Fund, which invests in both debt and equity securities.

    International Fund
    ------------------
    Presently invested primarily in the Templeton Group Foreign Fund, which invests in stocks and debt securities of companies and governments outside the United States.

                   OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

    The Company matching contributions are invested only in Company common stock. The Trustee, at its sole discretion subject to any provisions in the trust agreement, may hold any portion of any contributions in cash which it considers necessary to meet anticipated disbursements. Company contributions under the retirement contribution, for participants who work at a plant or business unit where a defined benefit pension plan is not available, are invested as participants direct among the plan's investment funds.

    Participants may change their investment options, contribution rate and redistribute their account balances monthly. Participants may discontinue their contributions to the Plan at any time.

    The number of employees with a portion of their account invested in each fund at December 31, 1994, was as follows:

     Company   Managed      Indexed     Fixed                   Inter-
     Stock     Equity       Equity      Income      Balanced    national
     Fund      Fund         Fund        Fund        Fund        Fund
     -------   --------     -------     -------     --------    --------
     5,783     2,014        945         1,874       180         298

     Basis of Accounting
     -------------------
     The accompanying financial statements have been prepared on the accrual basis. Investments in the common stock of the Company are reported at quoted market value. Participants' withdrawal requests received by the plan administrator before year end but not yet distributed to the participants are included as a component of net assets available for benefits.

     Income Taxes
     ------------
     The Plan administrator has requested a determination letter from the Internal Revenue Service stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust is exempt from taxation under Section 501(a) of the Code. The Plan administrator believes that the Plan meets the Internal Revenue Service requirements. Participants in plans that meet the requirements of the Code generally are not subject to Federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for Federal tax purposes that portion of their contribution so designated, subject to certain limitations, until such time as it is withdrawn from the Plan.


                  OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(1) SUMMARY OF SIGNIFICANT PROVISIONS OF THE PLAN AND ACCOUNTING POLICIES (Continued)

     Proceedings in the Event of Plan Termination
     --------------------------------------------
     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination or upon a permanent discontinuance of Company contributions, the equity of each participant not previously vested would fully vest. Participants would receive their contributions to the Plan as well as Company contributions to the Plan on their behalf and the earnings on those contributions.


(2)  INVESTMENTS

     Investments of the Plan are held in the Owens-Corning Fiberglas Corporation Savings Plans Master Trust (Master Trust) maintained by the Trustee for the Plan and another savings plan of the Company. Investments in the Company Stock Fund are separately identified to the Plan. Investments in the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund, and International Fund are commingled for investment purposes.

     The Plan has a proportionate claim on the net assets of the commingled funds and receives a proportionate share of the investment income of said funds. Following is a summary of the Master Trust financial statements for the commingled funds and the Plan's interest in net assets by fund as of and for the year ended December 31, 1994:

                   OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(2)  INVESTMENTS (Continued)

                            Shares/                 Current or
                           Contract                  Contract       Plan
                            Value         Cost         Value      Interest
                           ---------     ------     -----------  ----------
ASSETS:

Investments-

Managed Equity Fund:
- --------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust          $  219,612  $  219,612     $  219,612       .1024

Acorn Fund, Inc.          3,835,218  35,767,442     46,943,071       .1024

Accrued interest and
  dividends                     N/A         N/A            702       .1026
                                                   -----------
                                                   $47,163,385
                                                   -----------
Indexed Equity Fund:
- --------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust          $   46,231  $   46,231     $   46,231       .1249

Wells Fargo Bank, N.A.
  Index Equity Fund         737,585   9,776,204      9,682,012       .1249

Accrued interest and
  dividends                     N/A         N/A             92       .1304
                                                   -----------
                                                   $ 9,728,335
                                                   -----------



                    OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(2)  INVESTMENTS (Continued)

                            Shares/                 Current or
                           Contract                  Contract       Plan
                            Value         Cost         Value      Interest
                           ---------     ------     -----------  ----------
Fixed Income Fund:
- ------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust         $   259,633 $   259,633    $   259,633       .1191

Pacific Investment
  Management Company
  Low Duration Fund       3,275,384  32,600,972     31,672,968       .1191

Principal Mutual Life
  Insurance Company       4,575,078   4,575,078      4,575,078       .1191

Accrued interest and
  dividends                     N/A         N/A            270       .1185
                                                   -----------
                                                   $36,507,949
                                                   -----------
Balanced Fund
- -------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust         $    18,841 $    18,841    $    18,841       .0542

Dodge & Cox Balanced
  Fund                       32,533   1,494,506      1,470,811       .0542

Accrued interest and
  dividends                     N/A         N/A             87       .0575
                                                   -----------
                                                   $ 1,489,739
                                                   -----------
International Fund
- ------------------
Liquid Reserve Fund
  Commingled Employee
  Benefit Trust         $    35,617 $    35,617    $    35,617       .0861


Templeton Foreign Fund      240,632   2,295,429      2,122,377       .0861

Accrued interest and
  dividends                     N/A         N/A            143       .0839
                                                   -----------
                                                   $ 2,158,137
                                                   -----------

Net assets in Master Trust                         $97,047,545
                                                   ===========
/TABLE

                                  OWENS-CORNING FIBERGLAS CORPORATION

                                       SAVINGS AND SECURITY PLAN


                                     NOTES TO FINANCIAL STATEMENTS
                                              (Continued)



(2)  INVESTMENTS (Continued)

                            Managed      Indexed       Fixed                  Inter-
                             Equity       Equity      Income    Balanced     national
                              Fund         Fund        Fund       Fund         Fund        Total
                           --------     --------    --------    --------     --------    --------
INVESTMENT INCOME:

Interest                $     9,459  $     3,122 $   699,169 $       542  $       986 $   713,278
Dividends                 2,483,356      201,648   1,668,162      39,283      123,017   4,515,466

Realized gain (loss)
  on disposition of
  investments             1,697,490    2,958,570    (363,796)      2,558            -   4,294,822

Change in unrealized
  appreciation
  (depreciation)
  of investments         (8,214,698)  (3,027,224)   (808,234)    (23,694)    (173,051)(12,246,901)
                        -----------  ----------- ----------- -----------  ----------- -----------
                        $(4,024,393) $   136,116 $ 1,195,301 $    18,689  $   (49,048)$(2,723,335)
                        ===========  =========== =========== ===========  =========== ===========
/TABLE

                   OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(2)   INVESTMENTS (Continued)

      Investments are reported at quoted market value in all funds except guaranteed investment contracts in the Fixed Income Fund which are valued at the contract value (Contract Value). Changes in unrealized appreciation and depreciation are reflected as changes in net assets available for benefits. Purchase and sales are recorded on the trade date basis. Realized gain and loss on sale of investments is computed using average cost.


(3)   UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

      Unrealized appreciation/depreciation, equal to the difference between cost and quoted market value of investments, is recognized in determining the value of each fund except for certain investments in the Fixed Income Fund which are carried at Contract Value. The change in unrealized appreciation/depreciation during each of the three years ended December 31, 1994, is set forth below. The balances for the Managed Equity Fund, Indexed Equity Fund, Fixed Income Fund, Balanced Fund and International Fund are the commingled amounts in the Master Trust, while the Company Stock Fund amounts are specific to the Plan. See Note 2 for the Plan's ownership in the commingled funds.

                                  OWENS-CORNING FIBERGLAS CORPORATION

                                       SAVINGS AND SECURITY PLAN


                                     NOTES TO FINANCIAL STATEMENTS
                                              (Continued)


(3)   UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS (Continued)

                          Company         Managed       Indexed         Fixed                       Inter-
                           Stock          Equity         Equity        Income        Balanced      national
                            Fund            Fund          Fund          Fund           Fund          Fund
                         --------        --------      --------      --------        --------     ---------
Unrealized appreci-
  ation (depreciation)
  at January 1, 1992  $   246,027     $ 5,108,418    $1,979,028       $     -      $        -    $        -
Change in unrealized
  appreciation
  (depreciation)
  during 1992           3,325,111       4,924,431       305,631       (32,107)              -             -
                      -----------     -----------    ----------    ----------      ----------    ----------
Unrealized appreci-
  ation at December
  31, 1992              3,571,138      10,032,849     2,284,659       (32,107)              -             -
Change in unrealized
  appreciation
  (depreciation)
  during 1993           2,766,520       9,357,478       648,373       (87,664)              -             -
                      -----------     -----------    ----------    ----------      ----------    ----------
Unrealized appreci-
  ation (depreciation)
  at December 31, 1993  6,337,658      19,390,327     2,933,032      (119,771)              -             -
Change in unrealized
  appreciation
  (depreciation)
  during 1994          (5,327,966)     (8,214,698)   (3,027,224)     (808,234)        (23,694)     (173,051)
                      -----------     -----------    ----------    ----------      ----------    ----------
Unrealized appreci-
  ation (depreciation)
  at December 31,
  1994                $ 1,009,692     $11,175,629    $  (94,192)   $ (928,005)     $  (23,694)   $ (173,051)
                      ===========     ===========    ==========    ==========      ==========    ==========
/TABLE

                   OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(4)   REALIZED GAINS/LOSSES

      Gains or losses are realized when investments are sold.


(5)   VESTING, FORFEITURES AND DISTRIBUTIONS

      Company contributions and earnings thereon vest at the rate of 20% on each year following date of hire by the participant with the Company. Employees with at least five years of employment are fully vested in all Company contributions. Such amounts also become fully vested upon the participant attaining 65 years of age, termination of the participant's employment due to a permanent plant closing, retirement, disability or death, termination of the Plan, or permanent discontinuance of the prescribed Company contributions to the Plan. Such vested contributions and earnings thereon are automatically distributable upon attaining 65 years of age or death. If termination of employment occurs for any reason other than attaining 65 years of age or death, the participant's account will become distributable at 65 years of age or death unless an election for immediate distribution is filed within 60 days of termination with the Plan administrator.

      Participants may elect to withdraw all or any part of the value of their contributions excluding contributions designated as deferrals on a semi-annual basis. Withdrawals of deferrals may only be made upon proof of financial hardship deemed adequate by the Plan administrator. Upon attainment of age 59-1/2 years, participants may elect to withdraw deferrals and earnings thereon. Participants who voluntarily terminate or are terminated for cause will forfeit the nonvested portion of the Company contributions and related earnings which are applicable to the distribution. Forfeitures are applied to reduce subsequent Company contributions to the Plan. The market value forfeited by employees receiving distributions from the Plan was approximately $19,000 in 1994, $7,000 in 1993 and $6,000 in 1992.

      Participants may elect to receive their distributions from the Company Stock Fund in the form of cash or Company stock. Stock distributions totaled 9,638 shares of stock valued at $350,000 in 1994, 2,166 shares of stock valued at $90,000 in 1993, and 1,753 shares of stock valued at $49,000 in 1992.

      Participants' requests for cash withdrawals made prior to December 31, 1994, and subsequently paid were as follows:

                    Company Stock Fund                $   97,421
                    Managed Equity Fund                   40,568
                    Indexed Equity Fund                    7,204
                    Fixed Income Fund                     57,418
                    Balanced Fund                          1,172
                    International Fund                     3,475
                                                      ----------
                                                      $  207,258
                                                      ==========


                 OWENS-CORNING FIBERGLAS CORPORATION

                        SAVINGS AND SECURITY PLAN


                      NOTES TO FINANCIAL STATEMENTS
                               (Continued)



(5)   VESTING, FORFEITURES AND DISTRIBUTIONS (Continued)

      Participants' requests for distributions in the form of Company stock made prior to December 31, 1994, and subsequently distributed were 4,058 shares of stock valued at $124,000.


(6)   UNIT VALUES

      As of January 1, 1993, the interest of each participant in the Company Stock Fund was represented by shares of Company stock and was represented by dollars for each of the other investment funds.

      Prior to January 1, 1993, the interest of each participant in the Company Stock Fund was represented by Company stock units and the interest of each participant in each of the other investment funds was represented by investment fund units. On each valuation date (month-end), the fund units were revalued by dividing the total market value of each fund as of the valuation date by the number of outstanding units for each fund as of the end of the prior month. Contributions and dividends received on Company stock were allocated to participants in units, the number of which was calculated by dividing the amount allocated to each participant by the investment fund's most recent unit valuation.

      Unit values used in the allocation of contributions, forfeitures, transfers and withdrawals to participants during 1992 are as follow:

                     Company       Managed      Indexed         Fixed
                      Stock         Equity       Equity        Income
                      Fund           Fund         Fund          Fund
                    ---------     ---------   ----------      ---------
      January         $0.9919       $1.3729      $1.3289        $1.1880
      February         1.4006        1.4243       1.3466         1.1950
      March            1.2733        1.4141       1.3204         1.2016
      April            1.3143        1.3702       1.3589         1.2089
      May              1.2499        1.3744       1.3642         1.2156
      June             1.1292        1.3397       1.3419         1.2225
      July             1.3274        1.3901       1.3969         1.2299
      August           1.2223        1.3661       1.3647         1.2360
      September        1.2177        1.3091       1.3804         1.2429
      October          1.1404        1.4638       1.3849         1.2475
      November         1.2441        1.5491       1.4304         1.2529
      December         1.3385        1.6129       1.4466         1.2594